UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35547

CUSIP NUMBER 01988P108

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

VERADIGM INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

222 Merchandise Mart

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60654

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Veradigm Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Q2 Form 10-Q”). The Company has determined that it is unable to file its Q2 Form 10-Q within the prescribed time period provided by the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) without unreasonable effort and expense.

On March 22, 2023, the Company’s Board of Directors, after discussion with management, reached a determination that the Company’s consolidated financial statements and related disclosures as of and for the year ended December 31, 2021 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as of and for the interim periods ended March 31, 2021, June 30, 2021 and September 30, 2021 included in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, respectively, and as of and for the interim periods ended March 31, 2022, June 30, 2022, and September 30, 2022 included in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2022, June 30, 2022, and September 30, 2022, respectively, should no longer be relied upon because of misstatements to the Company’s previously reported revenue resulting from certain internal control failures. The internal control failures primarily stem from accounting processes and a software tool implemented by the Company in order to comply with the requirements of FASB’s rule ASC 606. Testing during the fiscal quarter ended December 31, 2022 highlighted some duplicate transactions and other errors impacting the results the Company had reported.

Because of the internal control failures noted above, the Company has been unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) or its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Q1 Form 10-Q”). The Company received notices from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, as a result of the Company’s delay in filing its Form 10-K and Q1 Form 10-Q, the Company was no longer in compliance with the timely filing requirements for continued listing under Nasdaq Listing Rule 5250(c)(1). The Company submitted to Nasdaq a plan to regain compliance with Nasdaq’s continued listing requirements, which Nasdaq has accepted. The Company currently expects to file its Form 10-K on or prior to September 18, 2023; however, no assurance can be given as to the definitive date on which the Form 10-K will be filed.

The Company will file the Q1 Form 10-Q and Q2 Form 10-Q as soon as practicable after the Form 10-K is filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Leah S. Jones	800	334-8534
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Form 10-K and Q1 Form 10-Q have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the Company anticipates that the cumulative impact of the internal control failures noted above will be approximately $40 million, but will not exceed 5% of full year revenue from continuing operations for either 2021 or 2022. A portion of this impact is expected to relate to 2020, and thus the impact to any single calendar year is now anticipated to be lower. The Company has determined that the impact for 2021 will require a restatement of the Company’s financial statements as of and for the year ended December 31, 2021, and these restated amounts will accompany the Form 10-K filing. The Company also expects that there will be an impact on the Company’s revenue from discontinued operations for the corresponding periods.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the filing of the Forms 10-K and 10-Q, the financial impacts of the misstatements, the impacts of the material weakness or weaknesses identified and the Company’s remediation efforts. These forward-looking statements are based on the current beliefs and expectations of the Company’s management with respect to future events, only speak as of the date that they are made and are subject to significant risks and uncertainties. Such statements can be identified by the use of words such as “future,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “will,” “would,” “could,” “continue,” “can,” “may,” “look forward,” “aim,” and similar terms, although not all forward-looking statements contain such words or expressions. Actual results could differ significantly from those set forth in the forward-looking statements.

Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a continued material delay in the Company’s financial reporting, including as a result of an inability to timely prepare restated financial statements or unanticipated factors that could cause additional delay, the possibility that the ongoing review may identify additional errors and material weaknesses or other deficiencies, the ability to remediate material weaknesses in the Company’s internal control over financial reporting, and other factors contained in the “Risk Factors” section and elsewhere in the Company’s filings with the SEC from time to time, including, but not limited to, its annual report on Form 10-K and its quarterly reports on Form 10-Q. The Company does not undertake to update any forward-looking statements to reflect changed assumptions, the impact of circumstances or events that may arise after the date of the forward-looking statements, or other changes over time, except as required by law.

Veradigm Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2023	By:	/s/ Leah S. Jones
Leah S. Jones Chief Financial Officer